SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for the month of April, 2005

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒          Form 40-F   ☐

Enclosures:

1.               Nokia Press Release, April 27,  2005:

Nokia launches Nokia Nseries branded multimedia device range

2.               Nokia Press Release, April 22, 2005:

Nokia shares cancelled pursuant to the resolution of the Annual General Meeting

3.               Nokia Press Release, April 6, 2005:

Nokia selects Chennai for manufacturing mobile devices in India

4.               Nokia Press Release, April 5, 2005:

EADS in advanced talks to acquire Nokia’s Professional Mobile Radio Business

PRESS RELEASE

April 27, 2005

Nokia launches Nokia Nseries branded multimedia device range

Nokia Nseries offers the latest technologies and new fusions of digital media and mobility to consumers

Amsterdam, Cancun, Hong Kong, Kuala Lumpur – Nokia announced today the Nokia Nseries branded range of next generation multimedia devices. Packed with the latest technologies such as 3G, Carl Zeiss Optics, megapixel cameras, multi-gigabyte memory, VHS resolution video and WLAN, the Nokia Nseries offers new fusions of digital media and mobility to the hands of mobile users. Consumers can now use a single device to do everything from snapping print-quality images, reading email, listening to music, browsing their favorite websites, watching mobile TV and much more. The Nokia Nseries multimedia range is styled to meet the expectations of the most demanding customers with stainless steel finishes and black pearl and smooth silver color pallets. The first Nokia Nseries products are expected to become available during the second quarter of 2005 followed by several more by the end of 2005.

“This next step in digital convergence brings together mobile devices, Internet content, still and video cameras, music, email and much more. Nokia Nseries devices share similar design traits as mobile phones, but they are actually powerful pocketable computers with a comprehensive set of multimedia features,” said Anssi Vanjoki, Executive Vice President, Multimedia, Nokia. “The Nokia Nseries offers the world’s most powerful functionality in the mobile space. As Nokia Nseries is based on Series 60, people can choose from thousands of add-on applications to customize their device to best suit their needs. The Nokia Nseries range is the perfect choice for customers who want to have mobility with the latest technologies and great design – for both work and play.”

Nokia Nseries – high performance multimedia

Nokia Nseries leads the formation of new mobile product categories through the fusion of rich functionality into one beautifully designed, easy-to-use device. All Nokia Nseries devices support print-quality photography and high quality video recording. In addition, Nokia Nseries devices offer rich music experience including over-the-air downloads, gigabytes of memory and stereo audio.

Featuring large color displays, HTML web browser and streaming video, the Nokia Nseries devices enable access to entertainment, news and information anywhere, anytime. The Nokia Nseries range helps consumers balance personal and work life with a broad range of productivity features such as push email with attachments and full organizer features. PC synchronization of music, images, videos and organizer data are made simple with Nokia PC Suite and multiple connectivity options. As Nokia Nseries is based on the Series 60 smartphone platform, users can choose from more than 3 000 applications to add new functionality to their device. Rich communication is naturally at the core of all Nokia Nseries devices, including telephony, two-way video call, video sharing and multiple messaging options.

First Nokia Nseries products

The Nokia N90 multimedia takes mobile photography to a new level. Being the world’s first camera phone equipped with Carl Zeiss optics, the Nokia N90 offers superior quality photography with a possibility to instantly print and share the shots over distances. Boasting a 2 megapixel camera and VHS resolution video capture among its advanced imaging features, the Nokia N90 multimedia helps people to capture memories at their convenience. Based on a pioneering multi-hinge twist-and-shoot design, the Nokia N90 is expected to become available during the second quarter of 2005.

The Nokia N91 multimedia is the company’s latest device optimized for music. Consumers can store up to 3000 songs on the integrated 4-gigabyte hard disk, making the Nokia N91 a true mobile jukebox. Packed with multiple connectivity options, such as 3G WCDMA, WLAN, Bluetooth and USB 2.0, the Nokia N91 makes it easy for people to manage and enjoy their favorite music when and where they want. The Nokia N91 is expected to become commercially available worldwide by the end of 2005.

The Nokia N70 multimedia is the world’s smallest Series 60 based 3G WCDMA device with a 2 megapixel camera, combining the elegant Nokia Nseries design with easy mobile photography. Offering the full Nokia Nseries multimedia feature set,

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including push email, HTML browser, music player and FM radio with stereo audio, the Nokia N70 is expected to become available during the third quarter of 2005.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use.  With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.  www.nokia.com

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45667

Nokia

Communications

Tel. +358 7180 34900

Please visit the Nokia Destination Multimedia event press pages at: http://www.nokia.com/press/destinationmultimedia

Related photos in print quality can be found at: http://www.nokia.com/press >photos

Photos from the event can be found at: http://www.nokia.com/press >photos >events

For broadcast quality video material, please go to: www.nokia.com/press/broadcastroom to preview and request a video.

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STOCK EXCHANGE
ANNOUNCEMENT

April 22, 2005

Nokia shares cancelled pursuant to the resolution of the Annual General Meeting

Pursuant to the resolution taken by the Annual General Meeting on April 7, 2005, 230 000 000 of Nokia shares held by the company have been cancelled. The share capital of Nokia Corporation has been reduced by the total nominal value of the cancelled shares amounting to EUR 13 800 000, which was transferred from share capital into share issue premium capital.

The reduction in share capital was registered with the Finnish Trade Register on April 22, 2005. As a result of the reduction, the share capital of Nokia currently is EUR 266,025,678.00 and the total number of shares outstanding 4,433,761,300.

Further information:

Nokia

Corporate Communications

Tel: +358 (0) 7180 34900

Fax: +358 (0) 7180 38226

Email: press.office@nokia.com

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PRESS RELEASE

April 6, 2005

Nokia selects Chennai for manufacturing mobile devices in India

Espoo, Finland – Nokia today announced that it will set up a manufacturing facility for mobile devices at Chennai in India. The manufacturing unit in Chennai will be Nokia’s tenth mobile device production facility globally. Nokia anticipates investing an estimated USD 100–150 million in the India production plant.

“Establishing a new factory in India is an important step in the continuous development of our global manufacturing network. We selected Chennai to be the location for the factory thanks to the availability of skilled labor, friendly business environment, support from the state government, good logistics connections and overall cost-efficiency,” said Pekka Ala-Pietilä, President, Nokia.

Nokia’s new facility in Chennai is in the state of Tamil Nadu in the southern part of India. The construction work at the site of the manufacturing unit will start in April and production is expected to begin in the first half of 2006. Nokia foresees ramping up the factory gradually and the work force reaching approximately 2,000 employees when production is full scale.

Mobile penetration in Asia Pacific is expected to be a major contributor to the global mobile subscriber base surpassing the two billion mark by the end of 2005. Therefore, India which is set at the heart of the region where mobile communications is growing rapidly was a natural location of choice for the new production facility.

In India, Nokia is the market leader in mobile devices. Nokia maintains sales, marketing, customer care, and research and development sites in the country. Nokia was recently recognized as the Brand of the year by the Confederation of Indian Industry (CII) as well as the most respected consumer durables company by the BusinessWorld magazine.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Inquiries:

Nokia

Communications

Tel: +358 7180 34900

www.nokia.com

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PRESS RELEASE

April 5, 2005

EADS in advanced talks to acquire Nokia’s Professional Mobile Radio Business

• Acquisition would create global player for the highly competitive secured communications market with major technology platforms TETRA and TETRAPOL

• Enhances EADS´s position in the homeland security sector

• Having the main technology platforms in the portfolio, the new unit would be able to offer customers innovative solutions, and serve their evolving needs.

Espoo, Finland - EADS announced today that it is in advanced negotiations to acquire the Professional Mobile Radio (PMR) business of Nokia to enhance the company’s position in homeland security systems and mission critical secure wireless communications solutions. The move would create a highly competitive global player in this growing market, with over 130 customers in 56 countries.

Nokia’s PMR business, including TETRA infrastructure and terminals, currently comprises of 325 employees who would be transferred to EADS.

“This move enhances EADS’ position in the global homeland security sector Together, Nokia’s TETRA and our TETRAPOL technologies create an excellent foundation for next generation solutions for mission-critical communications,” said Stefan Zoller, CEO of EADS Defence and Communications Systems (DCS). “We see a global market potential in this field, of over € 10 billion within the next five years. By having the main technology platforms in our portfolio, we will be able to offer our customers innovative solutions, and serve their evolving needs.”

“Our current customers would gain both from future development of TETRA technology, and terminals, as well as the Large System Integrator’s expertise of EADS”, stated Matti Peltola, Vice President, Professional Mobile Radio, Networks, Nokia. “We are convinced of the benefits this move brings to our customers.”

“This acquisition would give us the strength to enter new business in all markets including North America. Customers will benefit from our extensive product and service portfolio, global footprint, and leading R&D capabilities,” said Michel Josserand, Senior Vice President, Head of EADS DCS Professional Mobile Radio. “As EADS would continue to develop both TETRA and TETRAPOL technologies, our customers would gain from superior solutions today and in the future.”

The closing of the acquisition is expected before the end of 2005, subject to receipt of the necessary regulatory approvals.

EADS is a global leader in aerospace, defence and related services. In 2004, the Group generated revenues of € 31,8 billion and employed a workforce of more than 110.000. The Defence and Communications Systems (DCS) Business Unit is the “Systems House” of EADS and is an integrated part of the EADS Defence and Security Systems Division (DS) with revenues of about € 5,4 billion in 2004 and roughly 24.000 employees across ten nations. www.eads.com

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

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Media Enquiries:

EADS

Michael Meissner

Tel. +49 (0) 89 607 34850

Email: michael.meissner@eads.com

Nokia, Networks

Communications

Tel. +358 7180 38198

Email: networks.communications@nokia.com

Nokia

Communications

Tel. +358 7180 34900

www.nokia.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2005	Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel